Exhibit 12.1

Ratio of Earnings to Fixed Charges Syniverse Holdings, Inc. (unaudited) (dollars in thousands)

	Successor	Predecessor
	January 13 through December 31, 2011	January 1 through January 12, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Net income (loss)	$(19,669)	$(30,767)	$92,619	$65,677	$78,464	$52,419
Provision for (benefit from) income taxes	(16,926)	(13,664)	52,728	40,465	46,797	31,310

Income (loss) before income taxes	$(36,595)	$(44,431)	$145,347	$106,142	$125,261	$83,729

Fixed charges:
Interest expensed	$105,549	$803	$25,422	$27,163	$35,505	$24,429
Amortization of deferred financing costs and discount	7,447	56	1,715	1,727	1,742	1,174
Estimated interest factor on operating leases	1,936	75	1,746	1,404	1,307	1,037

Total fixed charges	114,932	934	28,883	30,294	38,554	26,640

Earnings:
Income (loss) before income taxes	(36,595)	(44,431)	145,347	106,142	125,261	83,729
Fixed charges	114,932	934	28,883	30,294	38,554	26,640

Total earnings	$78,337	$(43,497)	$174,230	$136,436	$163,815	$110,369

Ratio of earnings to fixed charges	— (1)	— (1)	6.03	4.50	4.25	4.14

(1)	Earnings consist of income before income taxes. Fixed charges consist of interest on borrowings, amortization of deferred financing costs and debt discounts and an estimated interest factor on operating leases. For the period from January 13, 2011 through December 31, 2011, earnings were insufficient to cover fixed charges by $36,595. For the period from January 1, 2011 through January 12, 2011, earnings were insufficient to cover fixed charges by $44,431.